TRUBRIDGE, INC.
54 St. Emanuel Street
Mobile, Alabama 36602

February 11, 2025

<u>VIA EMAIL DELIVERY (info@ochocapital.com)</u>

Ocho Investments LLC
1401 Lavaca St., PMB 40912
Austin, TX 78701
Attn: Andris Upitis

Re: Confidentiality Agreement between TruBridge, Inc. and Ocho Investments LLC

Dear Mr. Upitis:

Reference is made to that certain Cooperation Agreement entered into as of February 11, 2025, by and between TruBridge, Inc., a Delaware corporation ("TBRG"), and Ocho Investments LLC (together with its affiliates, excluding the Ocho Director acting in his capacity as such, "Ocho") (the "Cooperation Agreement"), pursuant to which TBRG has agreed to, among other things, appoint Andris Upitis (the "Ocho Director") to the Board of Directors of TBRG (the "Board"), subject to the covenants and other agreements contained in the Cooperation Agreement. TBRG understands and agrees that, subject to the terms of, and in accordance with, this letter agreement, for so long as the Ocho Director remains a member of the Board, he may, if and to the extent he desires to do so, disclose Confidential Information (as defined below) that he learns in his capacity as a member of the Board to Ocho and its Representatives (as defined below) and may discuss such information with Ocho and its Representatives (i) solely in connection with the Permitted Purpose (as defined below) and (ii) subject to the terms and conditions in this letter agreement. As a material inducement to TBRG to enter into the Cooperation Agreement and to permit the disclosure of Confidential Information to Ocho as contemplated hereunder, the parties hereto agree as follows:

1.   All non-public, confidential or proprietary information concerning TBRG or any of its current or former affiliates or subsidiaries that the Ocho Director or Ocho obtains while the Ocho Director is serving as a member of the Board, whether oral or written, is referred to in this letter agreement as "Confidential Information." Confidential Information also includes all reports, materials, notes, analyses, compilations, studies, forecasts, extracts, interpretations or other documents prepared by Ocho or its Representatives which contain, reflect or are based upon, in whole or in part, the Confidential Information. Confidential Information does not include, however, information which (a) was, is or becomes generally available to the public other than as a result of a disclosure or action by Ocho or its Representatives in violation of this letter agreement or any other obligation of confidentiality owed to TBRG or any of its Representatives, (b) becomes available to Ocho or its Representatives (as defined below) on a nonconfidential basis from a person (other than TBRG or its Representatives or the Ocho Director) who is not to Ocho's knowledge prohibited from disclosing such information by a contractual, legal or fiduciary obligation to TBRG or any of its Representatives, (c) is or was in Ocho's or Ocho's Representatives' possession prior to its being furnished to Ocho by TRBG or its Representatives or (d) is or has been independently acquired or developed by Ocho or any of its Representatives without reliance on or reference to the Confidential

Information in breach of this letter agreement. As used in this letter agreement, the term "Representative" means, as to any person, such person's affiliates and its and their respective directors, partners, officers, managers, employees, agents, and advisors (including, without limitation, financial advisors, counsel and accountants). As used in this letter agreement, the term "person" shall be broadly interpreted to include, without limitation, any corporation, company, partnership or other legal or business entity or any individual.

2.   Subject to the provisions of paragraph 3 of this letter agreement, unless otherwise agreed to in writing by TBRG, Ocho agrees (a) except as required by Law (as defined below), to keep strictly confidential, and direct its Representatives to keep strictly confidential, all of the Confidential Information, (b) to use, and to direct its Representatives who receive Confidential Information to use, the Confidential Information solely in connection with Ocho's investment in TBRG (the "Permitted Purpose"), (c) to not, and to direct its Representatives to not, use, any of the Confidential Information for any purpose other than the Permitted Purpose, and (d) except as required by Law, not to disclose, and to direct its Representatives not to disclose, any of the Confidential Information to any person in any manner whatsoever, except that disclosure may be made to Representatives of Ocho: (i) who reasonably need to know the particular Confidential Information for the Permitted Purpose, (ii) who are informed by Ocho in advance of the confidential nature of the Confidential Information, (iii) who are provided by Ocho with a copy of this letter agreement and are directed to keep the Confidential Information strictly confidential in accordance with the applicable terms hereof, and (iv) who agree to act in accordance with the terms of this letter agreement for the benefit of TBRG. Ocho acknowledges that it shall be responsible for any breach of the terms of this letter agreement by Ocho and, with respect to the terms of this letter agreement applicable to its Representatives, by its Representatives. Ocho agrees to direct its Representatives to take commercially reasonable measures to prevent prohibited or unauthorized disclosure or use of the Confidential Information. The Ocho Director will not disclose to Ocho (x) any information of a third party in the possession of TBRG that, based on the advice of legal counsel, TBRG is prohibited from disclosing pursuant to any contractual or other legal obligation or duty of confidentiality to such third party of which the Ocho Director has previously been notified or (z) any legal advice provided by external or internal counsel to TBRG if it is reasonably likely that such disclosure would constitute or result in a waiver of TBRG's attorney-client privilege or attorney work-product privilege (both with respect to internal and external legal counsel) that is identified as such to the Ocho Director by or on behalf of TBRG. As used in this letter agreement, "Law" means any applicable law, regulation (including, without limitation, any rule, regulation or policy statement of any organized securities exchange, market or automated quotation system on which any of TBRG's securities are listed or quoted) or valid legal or judicial process (including, but not limited to, in connection with any deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process), or otherwise by any governmental authority.

3.   In the event that Ocho or any of its Representatives are requested or required by Law to disclose any Confidential Information, Ocho agrees that it will provide TBRG with prompt notice, to the extent practicable and legally permissible, of such request or requirement in order to enable TBRG to seek an appropriate protective order or other remedy (and if TBRG seeks such an order, Ocho will provide such cooperation, at TBRG's sole expense, as TBRG shall reasonably request), to consult with TBRG, to the extent legally permissible, with respect to TBRG taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this letter agreement. In the event that such protective order or other remedy is not obtained, or TBRG waives compliance, in whole or in part, with the terms of this letter agreement, Ocho or its Representative will disclose only that portion of the Confidential Information that Ocho

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is legally requested or required to be disclosed and will use commercially reasonable efforts, at the Company's sole expense, to ensure that all Confidential Information so disclosed will be accorded confidential treatment. Notwithstanding the foregoing, Ocho and its Representatives (a) may disclose Confidential Information in connection with routine supervisory audit or regulatory examinations (including, without limitation, by regulatory or self-regulatory bodies) to which Ocho and its Representatives are subject in the course of its or their respective businesses without liability hereunder and (b) shall not be required to provide notice to any party in the course of any such routine supervisory audit or regulatory examination, provided that such routine audit or examination does not specifically reference TBRG, the Cooperation Agreement or this letter agreement.

4.   All Confidential Information is and shall remain the property of TBRG. Ocho shall not by virtue of the Ocho Director's or TBRG's disclosure of and/or Ocho's use of any Confidential Information acquire any rights with respect thereto, all of which rights (including, without limitation, all intellectual property rights) shall remain exclusively with TBRG. After the date the Ocho Director no longer serves as a member of the Board, at TBRG's request for any reason, Ocho will promptly deliver to TBRG or destroy, or direct its Representatives to deliver to TBRG or destroy (such decision as to whether delivery or destruction is the means used to be solely in Ocho's discretion) all Confidential Information (including, without limitation, all copies or reproductions thereof in whatever form or medium, including, without limitation, electronic copies) furnished hereunder (provided that any such destruction shall be confirmed in writing to TBRG by a duly authorized Representative of Ocho) and all copies or reproductions (in whatever form or medium, including, without limitation, electronic copies) of all other Confidential Information prepared by Ocho or any Representative of Ocho; provided, however, that notwithstanding this paragraph 4, neither Ocho nor any of its Representatives shall be obligated to return or destroy Confidential Information to the extent it is required to be retained by applicable Law, professional standards, actual or anticipated litigation or to the extent it has been electronically archived by Ocho in accordance with its internal security and/or disaster recovery procedures as in effect from time to time and which cannot be generally accessed by Ocho's personnel that received such information without access to a person who has been informed of this letter agreement; provided, further, that any such Confidential Information so retained shall remain subject to the confidentiality provisions contained herein until the earliest of (x) the date upon which such information no longer constitutes Confidential Information hereunder or (y) for so long as it is retained by Ocho or its Representatives. Any oral Confidential Information will continue to be subject to the terms of this letter agreement.

5.   Ocho acknowledges that none of TBRG or its Representatives makes any express or implied representation or warranty as to the completeness and accuracy of any Confidential Information, and Ocho agrees that none of such persons shall have any liability to Ocho or any of its Representatives relating to or arising from its or their use of any Confidential Information or for any errors therein or omissions therefrom. Ocho also agrees that it is not entitled to rely on the completeness or accuracy of any Confidential Information. This letter agreement shall not create any obligation on the part of TBRG or any of the Company's Representatives to provide Confidential Information to Ocho, nor shall it entitle Ocho to participate in any meeting of the Board or any committee thereof.

6.   Ocho acknowledges that the Confidential Information may constitute material non-public information under applicable federal and state securities laws and that U.S. securities laws impose restrictions on trading securities when in possession of such information and on communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to trade in such securities.

7.   To the extent that any Confidential Information includes materials subject to the attorney-client privilege, Ocho agrees that TBRG is not waiving, and shall not be deemed to have waived or diminished, its attorney work-product protections, attorney-client privileges or similar protections and privileges as a result of disclosing any Confidential Information (including, without limitation, Confidential Information related to pending or threatened litigation) to Ocho or any of its Representatives.

8.   Ocho also agrees that without TBRG's prior written consent, Ocho will not, and will direct its Representatives to not, directly or indirectly, use Confidential Information to conduct any form of survey or formal written inquiry, with respect to TBRG, of any current or former customers or vendors of TBRG which Ocho has actual knowledge of.

9.   It is understood and agreed by the parties hereto that, except with respect to the Ocho Director, all (a) communications between Ocho and TBRG, (b) requests for Confidential Information, and (c) discussions or questions regarding Confidential Information will be submitted or directed by Ocho exclusively to an employee or employees designated in writing by TBRG (the "Authorized Representatives"), and that none of Ocho or its Representatives (except for the Ocho Director in his capacity as a member of the Board) will initiate or cause to be initiated any communication with any known director, officer, employee, advisor or agent of TBRG concerning the Confidential Information except with the express permission of the Authorized Representatives. As of the date hereof the Authorized Representative is the Chief Executive Officer.

10.   It is understood and agreed that money damages may be an insufficient remedy for any actual or threatened breach of this letter agreement and that, without prejudice to the rights and remedies otherwise available, TBRG shall be entitled to seek equitable relief by way of injunction, specific performance or otherwise if Ocho or any of its Representatives breach or threaten to breach any of the provisions of this letter agreement.

11.   It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

12.   THIS LETTER AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. EACH OF TBRG AND OCHO HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE STATE OF DELAWARE FOR ANY ACTIONS, SUITS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND SUCH PARTY AGREES NOT TO COMMENCE ANY ACTION, SUIT OR PROCEEDING RELATING THERETO EXCEPT IN SUCH COURTS), AND FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY UNITED STATES REGISTERED MAIL TO SUCH PARTY'S ADDRESS SET FORTH ABOVE SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING BROUGHT AGAINST SUCH PARTY IN ANY SUCH COURT. EACH OF TBRG AND OCHO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS LETTER AGREEMENT OR THE TRANSACTIONS

CONTEMPLATED HEREBY IN THE STATE AND FEDERAL COURTS SITTING IN THE STATE OF DELAWARE, AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

13.   This letter agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by Ocho without the express written consent of TBRG.

14.   Ocho shall direct any substitute for the Ocho Director appointed pursuant to Section 1(a)(iv) of the Cooperation Agreement to execute and deliver to TBRG a counterpart to this letter agreement, a form of which is attached hereto as <u>Schedule A</u>, prior to sharing any Confidential Information, to the extent such substitute is not otherwise a party hereto.

15.   If any term or other provision of this letter agreement is invalid, illegal or incapable of being enforced under any Law or public policy, all other terms and provisions of this letter agreement shall nevertheless remain in full force and effect. If any term or provision of this letter agreement is determined to be unenforceable by reason of its extent, duration, scope or otherwise, then the parties agree that the court making such determination shall reduce such extent, duration, scope or other provision and enforce them to the fullest extent enforceable for all purposes contemplated by this letter agreement.

16.   This letter agreement, together with the Cooperation Agreement and the Confidentiality Agreement between TBRG and Ocho dated February 6, 2025, contains the entire agreement between TBRG and Ocho concerning confidentiality of the Confidential Information and supersedes in its entirety all prior agreements between them with respect to Confidential Information. No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon TBRG or Ocho, unless approved in writing by TBRG or Ocho, as applicable.

17.   The parties agree that this letter agreement is permitted to be executed in separate counterparts.

18.   All notices, consents, determinations, waivers, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) upon receipt, when delivered personally, (b) upon receipt, when sent by email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party), or (c) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be the same addresses set forth in Section 16 of the Cooperation Agreement.

19.   This letter agreement shall terminate upon the one-year anniversary of the date that the Ocho Director ceases to be a member of the Board, and from and after such termination the parties shall have no further obligations hereunder; provided, that any liability for breach of this letter agreement (including, without limitation, the failure of Ocho to deliver or destroy all Confidential Information pursuant to paragraph 4 of this letter agreement) prior to such termination shall survive such termination.

20.   No licenses or rights under any patent, copyright, trademark, or trade secret are granted or are to be implied by this letter agreement.

[Remainder of Page Intentionally Left Blank]

Please acknowledge your agreement to the contents of this letter agreement by signing below.

Very truly yours,

TRUBRIDGE, INC.

DocuSigned by:

By: Christopher L. Fowler

92B5699763E340B...

Name: Christopher L. Fowler
Title: President and Chief Executive Officer

Agreed to this the 11th day
of February, 2025.

OCHO INVESTMENTS LLC

By: ________________________________
Name: Andris Upitis
Title: Manager

Please acknowledge your agreement to the contents of this letter agreement by signing below.

Very truly yours,

TRUBRIDGE, INC.

By: _____
Name: Christopher L. Fowler
Title: President and Chief Executive Officer

Agreed to this the __11__ day
of _____February_____, 2025.

OCHO INVESTMENTS LLC

By: _____
Name: Andris Upitis
Title: Manager

JOINDER AGREEMENT

TRUBRIDGE, INC.
54 St. Emanuel Street
Mobile, Alabama 36602

Ladies and Gentlemen:

Reference is made to the letter agreement, dated as of February 11, 2025 (the "Agreement"), by and between TruBridge, Inc. and each of the parties signatory thereto, a copy of which is attached hereto.

The undersigned hereby acknowledges and agrees to be bound by, and subject to, in its capacity as the "Ocho Director" (as defined in the Agreement), all sections and/or paragraphs of the Agreement that are applicable to the Ocho Director.

Very truly yours,

[Ocho Director's Name]